Filed by Alexion Pharmaceuticals, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

The following FAQ was distributed to employees of Synageva BioPharma Corp.

Alexion and Synageva Integration Frequently Asked Questions & Answers – General HR

This list of frequently asked questions and answers is intended to assist with questions that you may have relating to the announced transaction between Synageva and Alexion. If you are unable to find the answer to your question in this document, please contact your local HR Representative.1

Selection and Transition:

1.	Is Alexion committed to retaining the Lexington site?

Alexion remains committed to the greater Boston area and has no plans to close the Lexington site. The company began to build its presence in Boston with the acquisition of Taligen in 2011. It was further expanded with the Enobia acquisition and since that time Alexion has continued to expand hiring in the area. In addition, a new lab facility was recently opened in Cambridge to support Alexion’s mRNA alliance with Moderna.

1 The information contained in this FAQ document is based on the information that Alexion has at this time. This document may be updated as additional information becomes available. Further, where this document refers to any of Alexion’s compensation and benefits plans, or to Alexion’s Amended and Restated 2004 Incentive Plan, please refer to those plan documents for a full description of their terms and eligibility requirements. Plan documents are available from Alexion HR upon request.

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Alexion is expanding rapidly around the world and regularly evaluates its global real estate strategy to meet the needs of the growing organization.

2.	What about the Holden and the Athens sites?

The merger with Synageva expands Alexion’s manufacturing capabilities with three upstream facilities and a proprietary manufacturing technology, and Alexion plans to maintain the Holden and Athens sites.

3.	Will I keep my job?

Alexion is very interested in the talented employees at Synageva. Organizational and talent selection processes are underway to determine what positions will be required in the combined organization and to facilitate the placement of employees into the combined organization. Alexion’s intention is to make final organizational structure and placement decisions no later than 90 days after the closing of the merger. Guiding principles for the talent selection process are to treat employees with fairness and respect and to minimize the amount of time they may experience uncertainty about their role.

4.	Will my reporting structure change as a result of the merger?

Employees will continue to report to their respective managers at Alexion and Synageva, which will continue to operate independently until closing. If there are changes to reporting structure, they will be made as quickly as possible once the combined organizational structure is finalized and communicated to employees.

5.	How will the selection process work?

Alexion has developed a selection process, which will be used in identifying talent to fill the go-forward roles in the combined organization. The goal is to minimize the amount of time that employees may experience uncertainty about their roles. Generally, employees will experience one of three potential scenarios:

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•    Where there is a go-forward role in the combined organization, and there is a single candidate with a performance rating of at least “meets expectations” or equivalent, Synageva Director level employees and below will be directly placed into those positions. The placement of Senior Director level employees and above will be managed through Alexion’s Talent Management process for senior leaders.

•    At the Synageva Director level and below, where there are multiple candidates for a single position, an interview process will take place.

•    Where an employee’s role is not part of the go-forward organization, the employee will be eligible to apply for open positions within the combined organization.

Employees who are not placed into a role in the combined organization will be eligible for severance benefits in accordance with Alexion’s severance programs (see question 12).

In all cases, Alexion will comply with local statutory requirements. In addition, the implementation of the selection process will vary by country and function.

6.	When will I be interviewed?

Alexion is working on determining the go-forward positions of the combined company. For those employees who will be interviewed, the process will begin at various times, based on function and location. Alexion intends to complete the talent selection process no later than 90 days post-closing. In some instances, discussions may begin prior to closing and these will be coordinated through Synageva Human Resources.

7.	Does the integration change Alexion’s plans to relocate its headquarters to New Haven, CT?

No. Alexion is proceeding with the relocation of its global headquarters from Cheshire, CT to New Haven, CT beginning in January 2016.

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8.	Can Synageva employees apply for open positions at Alexion?

Post-closing, Synageva employees can apply for open positions at Alexion using the job posting process. Alexion HR and Talent Acquisition representatives will be available to discuss opportunities with interested employees. Please refer to Alexion’s website for the list of its current open positions.

9.	Will Alexion or Synageva be freezing open positions?

Given that the combined organization plans to launch two new therapies during 2015 and that both companies are rapidly expanding, the focus will be on ensuring that Alexion has the global workforce to deliver on the priorities for 2015, and beyond. There is no anticipated hiring freeze at this time.

10.	What happens to employment offers that have been extended by Synageva to individuals who have not yet started employment?

Prior to closing, employment decisions will continue to be made by Synageva. Post-closing, Alexion will follow the talent selection process described above to determine the appropriate placement of employees in the combined organization. Alexion is committed to providing clarity to employees as soon as it is able to with respect to each role.

11.	How will contractors, consultants, and other contingent workers be managed?

Post-closing, Alexion will evaluate the contingent workforce needs and existing contracts and determine the needs in the combined organization. All agreements will remain in place unless and until otherwise specified.

12.	If I am separated as a result of the merger, will severance benefits be available?

Alexion’s intention is to facilitate a smooth transition of as many individuals as possible into the new organization. In the event an employee is separated as a result of a position elimination, severance benefits will be available as follows:

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U.S. Employees:

Alexion has agreed to honor employment agreements that were in place between Synageva and its employees. For U.S. employees who do not have agreements, as part of the Merger Agreement, Alexion has agreed that Synageva employees who are impacted by a job elimination as a result of the transaction will be eligible for severance benefits including cash severance, pro-rata bonus, COBRA continuation and outplacement under the Alexion U.S. Severance Plan. Severance benefits are subject to the execution of a release agreement.

Employees who are offered comparable employment with Alexion, but who do not accept the employment or resign for any reason other than relocation, will not be eligible to receive severance. Please refer to the full Alexion U.S. Severance Plan for a complete description of the terms and conditions.

Employees outside the U.S.:

Alexion has agreed to honor employment agreements that were in place between Synageva and its employees located outside of the U.S. For non-U.S. employees who do not have employment agreements, severance benefits will follow the more favorable of the local statutory requirement relating to severance benefits or the Alexion general severance guidelines used for its local employees.

13.	When will employees have the opportunity to meet the staff of the other company?

Integration leads have been appointed for each function in both organizations. Employees will receive direction from their integration lead as to timing and opportunities to meet new colleagues. Integration planning activities are underway in all functions.

Compensation and Benefits

14.	How does Alexion structure its Compensation and Benefits programs?

Alexion’s compensation programs are market-based and designed to be externally competitive and internally equitable.

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Direct compensation includes:

• Annual Base Salary

• Annual Incentive Plan (AIP)

• Long Term Incentives (Equity) in the form of Restricted Stock Units (RSUs) outside of the U.S. and Canada and a mix of RSUs and Stock options in the U.S. and Canada

Alexion also offers a wide range of benefits in support of our holistic approach to supporting employees and their families, which includes:

• Health and Wellness

• Financial Security

• Recognition and Rewards

• Personal Growth and Development

15.	How does Alexion structure its Benefit programs globally?

Alexion uses a global framework to ensure that employees at the same level are treated similarly around the world while adjusting benefits to be competitive and compliant with local market practices.

All employees will be able to participate in a program that includes the following benefits:

-	Medical Insurance
-	Prescription Drug Coverage
-	Life Insurance
-	Disability Coverage
-	Business Travel Accident Insurance
-	Best Doctors (medical referral program)
-	Employee Assistance Program
-	Fitness Reimbursement
-	Tuition Reimbursement
-	Paid Caregiver Leave
-	Parental Leave

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Country-specific benefits may also exist based on local market practices.

16.	What will happen to my 2015 bonus for the time I was employed by Synageva?

Synageva employees who remain with Alexion will be eligible for 2015 bonus payments at the same time as all other Alexion employees in March of 2016, and will receive credit for the portion of 2015 that they were employed by Synageva. Employees who participate in the Synageva bonus plan and are employed by Alexion on December 31, 2015 and who receive a minimum performance rating of “meets expectations” or equivalent, can expect to receive a bonus payment at the higher of target or actual performance. Any employee who participated in Synageva’s bonus plan whose position is: (i) eliminated or (ii) relocated greater than 50 miles and who chooses not to relocate, after close but before December 31, 2015, can expect to receive a prorata bonus at target. Employees who were not eligible to participate in the Synageva bonus plan, but who subsequently become eligible to participate in Alexion’s bonus plan, will be eligible to receive a prorata bonus in March 2016 based on company and individual performance, as well as continued service with Alexion through the payout date. In the event an employee has an individual employment agreement with Synageva that provides for more favorable bonus or incentive payments than Alexion’s bonus structure, Alexion will honor those agreements.

17.	What are Alexion’s vacation benefits?

U.S. Employees:

Alexion bases vacation grants on level and tenure. Employees below the Associate Director level accrue vacation at a minimum of 15 days annually. Employees at the Associate Director level and above begin accruing vacation at 20 days, annually. Accrual amounts increase over time to a maximum of 25 days. Synageva employees who remain with Alexion will be credited for their service at Synageva with respect to tenure and will receive a new vacation grant based upon their new Alexion level.

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Employees outside the U.S.:

Vacation benefits are determined country by country based on local market practices, statutory requirements and individual employment agreements.

18.	What will happen to my Synageva vacation time? Will this be paid out at closing or will it be rolled over to Alexion?

Any unused Synageva vacation time will be rolled into the Alexion payroll system. Employees will accrue vacation at the Alexion levels once they transfer to the Alexion benefits program shortly after closing. Synageva employees who separate from the organization will be paid out for their accrued, unused vacation at the time of separation.

19.	What should I do about pre-arranged time off?

Alexion and Synageva recognize that employees may have already made plans for the remainder of 2015. Employees should plan on taking the scheduled time off but will need to communicate that plan to Alexion management post-closing. Any exceptions to this will be handled on a case-by-case basis.

20.	What is Alexion’s holiday schedule?

Alexion and Synageva offer a consistent number of days off through holidays and personal days, although the specific days vary by company and country.  For example, Alexion U.S. employees receive 11 holidays and two personal days and Synageva employees receive 12 holidays and one personal day on an annual basis.  Synageva Holidays will remain unchanged for 2015. Alexion will evaluate any changes that would be made for 2016.

21.	Will there be retention bonuses?

Any retention incentives will be handled on a case-by-case basis.

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22.	How much notice will employees be given in the event of job elimination?

If a position is eliminated, the employee will have the opportunity to apply for other open positions within Alexion. Following the talent selection process, if it is determined there is not a go-forward role for an employee, the employee will receive a job loss notification, which will define their end date and eligibility for severance. The notice periods may vary based on function and role, and based on the timing of organizational decisions. Alexion’s intention is to communicate final organizational structure and placement decisions no later than 90 days after closing. At a minimum, Alexion will use local statutory requirements for notice periods and will honor individual employment agreements.

23.	If I want to leave the company, can I volunteer to leave and receive severance?

No. An employee who voluntarily resigns from Synageva or from the combined organization will not be eligible to receive severance.

24.	Will Synageva employees receive compensation adjustments?

Employees joining Alexion will be mapped to Alexion’s job leveling structure as placement decisions are made and will be informed of any changes to existing compensation. We will be reviewing base salaries relative to our peer group and current Alexion employees, and confirming that salaries are competitive. As part of the Merger Agreement, Alexion has agreed that for two years after closing, Alexion will provide each Synageva employee who remains with Alexion with an annual target cash compensation opportunity (a combination of annual base salary and annual target bonus opportunity) that is no less than that employee was eligible to earn prior to closing.

25.	What is Alexion’s bonus structure?

Alexion has a broad-based bonus structure in which all employees in the combined organization, other than those on sales incentive plans, will be eligible to participate. Bonus payments are based on corporate funding and individual performance. Certain employees are also eligible to participate in additional incentive programs based on role and function.

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26.	If I have a higher bonus target than what is reflected in Alexion’s bonus structure, will the higher bonus target be honored?

Alexion’s annual incentive targets are generally the same or higher than Synageva’s annual incentive targets. As part of the Merger Agreement, Alexion has agreed that for two years after closing, Alexion will provide each Synageva employee who remains with Alexion with an annual cash compensation opportunity (a combination of annual base salary and annual bonus opportunity) that is no less than that employee was eligible to earn prior to closing.

27.	What is the timing of Alexion’s annual salary increases?

Alexion’s annual performance management cycle follows the calendar year. In the U.S. and most other countries, compensation recommendations are made at the end of January and typically are reflected in March Paychecks with increases, if any, retroactive to January 1st. In those countries where local statutes require salary increases at other times of the year, Alexion complies with all applicable requirements.

28.	What will happen to my Synageva stock options?

All outstanding Synageva stock options will immediately vest at closing and be cancelled. Employees will receive the value of the excess, if any, between $230 and the strike price of their outstanding options. This amount will be paid out partially in cash and partially in Alexion common stock, subject to required tax withholdings and the terms of the Merger Agreement. Additional information from the Synageva finance team will detail the calculations for the value received.

29.	Will I receive any Alexion stock as part of my go-forward compensation?

Alexion has a broad-based equity incentive program. Equity grants are always subject to guidelines approved by the Alexion Board of Directors, based on an employee’s level, and to the terms of Alexion’s Amended and Restated 2004 Incentive Plan. Employees remaining with Alexion will be eligible for an equity

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grant in the second half of 2015. In addition, they will be eligible for an annual equity grant in February of 2016, assuming that they remain with Alexion through the grant date.

30.	Where will I be able to access my Alexion Stock account?

All Alexion awards are administered through Morgan Stanley. Employees can log into www.stockplanconnect.com to view their account at any time. Post-closing, any questions regarding equity should be sent to HR@alxn.com.

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31.	Does Alexion have an Employee Stock Purchase Program (ESPP)?

Yes, Alexion currently has an ESPP for employees in the U.S. and Canada. Enrollment periods are in June and December of each year. Employees can purchase Alexion stock at a 15% discount from the lower of the starting or ending price of the six month purchase period. Employees are allowed to set aside up to 15% of their base salary to purchase stock up to certain annual maximum purchase limits. If the closing date is prior to June 30, Synageva employees located in the U.S. and Canada will be eligible to enroll in the July 1 offering period and enrollment instructions will be sent out. Enrollment for the July 1 offering period must be completed prior to July 1. If the closing is post June 30, the next enrollment period begins in November. Full details about this program can be found in the ESPP document, which will be available after closing.

32.	What happens with the Synageva ESPP plan ending on June 30, 2015 and will those shares be deposited in Charles Schwab or Morgan Stanley?

The Synageva ESPP will operate as usual until the current offering period is ended. The current offering period is scheduled to end on June 30, 2015, but may end sooner if the merger closes before that date. For those employees participating, under the ESPP terms, whenever the current offering period ends, shares of Synageva common stock will be purchased on their behalf using the payroll contributions that have accumulated and will be deposited in their Schwab account. These shares will be treated the same in the merger as all other shares owned by Synageva shareholders.

33.	Does Alexion have an annual equity grant?

Yes, Alexion has an annual grant that occurs as part of the annual compensation process, subject to approval by Alexion’s Board of Directors and the terms of Alexion’s Amended and Restated 2004 Incentive Plan. The annual grant date currently takes place on the last trading day of February each year.

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34.	We have not yet received the 2015 stock options grant; will that be offered soon?

Employees will receive information on the 2015 stock grant from Synageva Human Resources.

U.S. Benefits

35.	How do the Alexion medical and dental plans compare to the Synageva plans?

Alexion believes that it offers its employees generous and competitive benefits programs. Employees can obtain more information from Alexion Human Resources.

36.	When will I join the Alexion benefits program?

Synageva employees would become eligible to participate in the Alexion Medical, Dental, Vision and Flexible Spending plans effective January 1, 2016. This timing minimizes disruption and will ease the transition to the Alexion plans for employees and their families. Depending on the timing of the closing, it is expected that employees would become eligible to participate in all other benefits plans effective July 1, 2015. Such benefits would include:

-	Increased 401k match
-	Higher group and supplemental life insurance coverage
-	Maternity leave
-	Paternity leave
-	Telemedicine
-	Bright Horizons Backup Childcare

Enrollment for these programs will be in early July. Open enrollment for 2016 will begin in October. More information on Alexion’s benefits programs is available from Human Resources.

37.	What is happening to the Synageva 401(k)?

Synageva employees will be eligible to participate in the Alexion 401(k) plan in the first payroll period following the closing of the transaction. The Synageva

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401(k) plan will be terminated as part of the transaction. Employees will, at their choosing, be able to either roll their funds into an IRA or into the Alexion plan. Alexion matches employee contributions (currently up to 6% of employee income). Representatives from Fidelity, the Alexion 401(k) plan administrator, will be available to help with the enrollment process in the coming weeks.

38.	What if I don’t enroll in the Alexion 401(k) plan by the first payroll?

Synageva employees can enroll in the Alexion 401(k) at any time after the closing, although they will not receive the company match for any payroll period in which they are not enrolled.

39.	Will I be able to roll my 401(k) loan over into the Alexion 401(k)?

Yes, Synageva employees who enroll in the Alexion 401(k) plan will be able to roll any outstanding 401(k) loans into the Alexion 401(k) plan as long as they roll over their entire 401(k) balance.

40.	When will I get paid?

No changes or disruptions to payroll will occur. In the U.S., your direct deposit will continue uninterrupted. Alexion has 26 paychecks (every other Friday) each year, as does Synageva.

41.	Does Alexion cover domestic partners in its benefits programs?

Yes. Alexion also provides a same-gender marriage tax gross-up benefit in line with its benefits philosophy of equitable treatment.

42.	Who are the providers for medical and dental benefits? I want to check if my current doctor is participating.

Alexion uses Anthem Blue Cross Blue Shield for medical benefits coverage. Synageva employees can check whether their doctor participates in the Anthem plan at www.anthem.com and clicking on “Find a Doctor” and then clicking on "Use the alpha prefix of your member identification number" to search without logging in, and entering the three letter prefix ‘ALJ’. Alexion uses Guardian for dental coverage. Synageva employees can check whether

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their dentist participates at www.guardiananytime.com by selecting “Find a Provider” and then choosing the “PPO Plan”. Additional details are available on the Find a Provider page of the Alexion Advantage website.

43.	I heard Alexion offers a Roth 401(k). How can I get more information?

Alexion offers several different ways to contribute to the 401(k) Plan, including a Roth option. Representatives from Fidelity, the Alexion 401(k) plan administrator, will be available to help with the enrollment process in the coming weeks.

Employee Benefits outside the U.S.

Alexion believes that it offers a comprehensive and market competitive and compliant benefits package in all countries where we have employees. Synageva employees outside the U.S. will receive information regarding the benefits package that applies in the country where they work shortly after close.

No Legal Effect

In no event shall this document be deemed to i) establish, amend, or modify any Company Benefit Plan, as defined in the Merger Agreement of any “employee benefit plan” as defined in Section 3(3) of Title I of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Alexion, Synageva or any of their subsidiaries or affiliates; or ii) alter or limit the ability of Alexion, Synageva or any of its subsidiaries to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the closing date.

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Forward-Looking Statements

This communication includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Alexion and Synageva caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, challenges to intellectual property, competition from other products, difficulties inherent in the research and development process, adverse litigation or government action and changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, commencement dates for new clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding marketing approval or material limitations on the marketing of our approved products or any future approved products, delays or interruptions in manufacturing or commercial operations including due to actions of regulatory authorities or otherwise, the possibility that results of clinical trials in approved and investigational indications are not predictive of safety and efficacy in broader patient populations, the adequacy of our pharmacovigilance and drug safety reporting processes, the risk that acquisitions will not result in the anticipated clinical milestones or long-term commercial results, the risk that initial results of commercialization in approved indications are not predictive of future performance, risks involving the ability to license necessary intellectual property on reasonable terms or at all, the risk that third party payors, public or private, will not reimburse for the use of Soliris, Strensiq (asfotase alfa) or Kanuma (sebelipase alfa), or any future products at acceptable rates or at all, risks regarding estimates of the ultimate size of various patient populations, risks relating to foreign currency fluctuations, exposures to additional tax liabilities, and a variety of other risks. Additional information about the economic, competitive, governmental,

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technological and other factors that may affect the companies’ operations is set forth, in the case of Alexion, in Item 1.A, “Risk Factors,” in Alexion’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the Securities and Exchange Commission (the “SEC”) and, in the case of Synageva, in Item 1.A, “Risk Factors,” in Synageva’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which has been filed with the SEC. Neither Alexion nor Synageva undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of Alexion, nor is it a substitute for the Registration Statement on Form S-4 and tender offer materials that Alexion filed with the Securities and Exchange Commission (“SEC”) on May 22, 2015, which materials may be amended in the future.

Investors and security holders of Synageva are urged to read the tender offer statement on Schedule TO, filed on May 22, 2015 (as may be amended, the “Schedule TO”), the Registration Statement on Form S-4, as filed on May 22, 2015 (as may be amended, the “Registration Statement”), and the solicitation/recommendation statement filed by Synageva on Schedule 14D-9, filed on May 22, 2015 (as may be amended, the “Schedule 14D-9”). The tender offer materials (including an offer to purchase, letter of transmittal and related tender offer documents), the Registration Statement and the Schedule 14D-9 contain important information which should be read carefully before any decisions are made with respect to the offer by an affiliate of Alexion to purchase all of the outstanding shares of common stock of Synageva.

In addition to the Schedule TO, the Registration Statement and the Schedule 14D-9 described above, each of Alexion and Synageva files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference

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room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Alexion’s and Synageva’s filings with the SEC, including the Schedule TO, the Registration Statement and the Schedule 14D-9 are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Free copies of the exchange offer materials may also be obtained for free by contacting Alexion’s investor relations department at 203-699-7722 or Synageva’s investor relations department at 781-357-9947 or by contacting Georgeson, the information agent for the offer, at (888) 206-0860 or at SynagevaExchange@georgeson.com.

Under certain circumstances described in the definitive transaction documents, the parties may determine to instead to terminate the offer and effect the transaction through a merger requiring the vote of Synageva stockholders, in which case the relevant documents to be filed with the SEC will include a separate registration statement on Form S-4 filed by Alexion that will serve as a prospectus for Alexion shares to be issued as consideration in the merger and as a proxy statement for the solicitation of votes of Synageva stockholders to approve the merger. Synageva stockholders are urged to read these documents carefully and in their entirety if and when they become available before voting on the transaction. If the exchange offer is terminated and the parties seek to effect the transaction by merger only, in which case, the approval of Synageva stockholders must be obtained, Alexion, Synageva and their respective directors and executive officers may be deemed to be participants in any such solicitation of proxies from Synageva’s stockholders in connection with the proposed transaction. Information regarding Alexion’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 8, 2015; information regarding Synageva’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 28, 2015. Other information regarding potential participants in any such proxy solicitation will be contained in any proxy

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statement filed in connection with the transaction. Neither Alexion nor Synageva is soliciting proxies at this time.

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